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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

                                 AMENDMENT NO. 3

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                          Todhunter International, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                   889050 10 0
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                                 (CUSIP Number)
                               Michael V. Mitrione
                             777 South Flagler Drive
                              Suite 500, East Tower
                         West Palm Beach, Florida 33401
                                  561-650-0553
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 26, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   Page 1 of 4

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                         SCHEDULE 13D - AMENDMENT NO. 3

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CUSIP No. 889050 10 0                                                               Page 2 of 4 Pages
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1    NAMES OF REPORTING PERSONS                                              A. Kenneth Pincourt, Jr.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) / /
                                                                                              (b) / /
     N/A
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3        SEC USE ONLY
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4        SOURCE OF FUNDS*                                                                          OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                                            / /

         N/A
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6        CITIZENSHIP OR PLACE OF ORGANIZATION                                                  U.S.A.
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NUMBER OF                7     SOLE VOTING POWER                                              595,985
SHARES                   ----------------------------------------------------------------------------
BENEFICIALLY             8     SHARED VOTING POWER                                                  0
OWNED BY                 ----------------------------------------------------------------------------
EACH                     9     SOLE DISPOSITIVE POWER                                               0
REPORTING                ----------------------------------------------------------------------------
PERSON WITH              10    SHARED DISPOSITIVE POWER                                             0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                                             595,985
-----------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                          / /
-----------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                    10.74%
-----------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*                                                                 IN
-----------------------------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 2. IDENTITY AND BACKGROUND

      Item 2(b) is amended to read in full as follows:

      1270 North Lake Way
      Palm Beach, Florida 33480.

      Item 2(c) is amended to read in full as follows:

      On November 26, 2002, Mr. Pincourt retired as Chairman of the Board, Chief Executive Officer and as a director of Todhunter International, Inc. (the "Issuer"), pursuant to that certain Agreement and General Release of All Claims, dated as of November 26, 2002, by and between Mr. Pincourt and the Issuer (the "Agreement").

Item 4. PURPOSE OF TRANSACTION

      Item 4(a) is amended to read in full as follows:

      Pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated November 26, 2002, by and between Mr. Pincourt and Angostura Limited ("Angostura"), on January 31, 2003 (the "Closing Date"), Mr. Pincourt will sell all 595,985 shares of Common Stock of the Issuer beneficially owned by Mr. Pincourt to Angostura at an aggregate purchase price of $7,200,000.

      On November 26, 2002, pursuant to the Agreement in Item 2(c) above, all of Mr. Pincourt's options to purchase 110,000 shares of Common Stock of the Issuer were cancelled.

      Item 4(d) is amended to read in full as follows:

      See response to Item 2(c) above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

      Item 5(a) is amended to include the following at the end thereof:

      As of November 26, 2002, subsequent to entering into the Agreement and the Stock Purchase Agreement, Mr. Pincourt still beneficially owned the 595,985 shares of Common Stock of the Issuer that are the subject of the Stock Purchase Agreement. This amount equals 10.74% of the outstanding shares of the Issuer, based on the shares outstanding as of June 30, 2002 (as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 2002). As of the Closing Date, Mr. Pincourt will no longer beneficially own such 595,985 shares.


                                  Page 3 of 4

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      Item 5(b) is amended to read in full as follows:

      Mr. Pincourt has sole voting power with respect to all 595,985 shares of Common Stock of the Issuer described in response to Item 5(a) above. Mr. Pincourt does not have dispositive power with respect to any shares of Common Stock of the Issuer.

      Item 5(c) is amended to include the following at the end thereof:

      See Items 2(c) and 4(a) above.

Item 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Item 6 is amended to include the following at end thereof:

        See Items 2(c) and 4(a) above.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

        Item 7 is amended to include the following at the end thereof:

        1. Agreement and General Release of All Claims, dated November 26, 2002, by and between Todhunter International, Inc. and A. Kenneth Pincourt, Jr.

        2. Stock Purchase Agreement, dated November 26, 2002, between Angostura Limited and A. Kenneth Pincourt, Jr.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2002





                                     /s/  A. Kenneth Pincourt, Jr.
                                    ------------------------------------------
                                    A. Kenneth Pincourt, Jr.


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